March 23, 2021

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on February 4, 2021 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 762, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 17, 2020 for the purpose of registering shares of the WisdomTree Alternative Credit Strategy Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Response: The Fund’s completed fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Acquired Fund Fees and Expenses	2.70%[1]

Total Annual Fund Operating Expenses	3.20%[2]

1	“Other Expenses” and “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.
2

The Total Annual Fund Operating Expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights and financial statements because the financial highlights and financial statements reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses, which are fees and expenses incurred indirectly by the Fund through its investments in certain underlying investment companies.

2.	Comment: Please include a line item for Acquired Fund Fees and Expenses, if applicable.

Response: The Registrant has added Acquired Fund Fees and Expenses to the Fund’s fee table, as noted in the response to Item 1.

3.	Comment: Prior to launching the Fund, please provide the Staff with the (i) Index methodology; and (ii) list of Index constituents.

Response: The Registrant has provided the Staff with the Index methodology and list of Index constituents via email on February 11, 2021.

4.	Comment: Please note that the term “Alternative Credit” represents a focus on a specific type of investment and is covered by Rule 35d-1(a)(2) (the “Names Rule”) and the applicable 80% test.

Response: The Registrant has removed the term “Alternative Credit” from the name of the Fund and intends to rename the Fund the “WisdomTree Alternative Income Fund”.

5.	Comment: In the “Principal Investment Strategies of the Fund” section of the Prospectus, the disclosure states:

To be eligible for inclusion in the Index, a Vehicle must, among other requirements: (i) have a stated objective of investing primarily in public high-yield corporate bonds and broadly-syndicated loans, private middle market corporate loans, collateralized loan obligations, mortgage-backed securities, other asset-backed securities and/or real estate loans, (ii) be registered under the Securities Act of 1933, as amended (the “Securities Act”), (iii) be U.S.-listed, (iv) have a permanent capital structure (i.e., not allow investors to redeem shares), (v) have a six-month average daily market capitalization of greater than $100 million, and (vi) have a six-month average daily trading volume greater than $750,000.

Please disclose what the “other requirements” are.

Response: The Registrant has revised the disclosure as follows to describe the other requirements (new language in bold).

To be eligible for inclusion in the Index, a Vehicle must: (i) be registered under the Securities Act of 1933, as amended (the “Securities Act”), (ii) be listed and publicly traded on a major U.S. stock exchange, (iii) have intra-day pricing provided by such exchange, (iv) have traded for at least the most recent 90 calendar days, (v) have a permanent capital structure (i.e., Vehicles that have a relatively stable number of shares outstanding such as a CEF that rarely issues new shares or redeems existing shares), (vi) be perpetual (i.e., without set maturity or termination dates such as target or term funds), (vii) not invest primarily in other Vehicles (e.g., not be a CEF that invests primarily in other CEFs), (viii) have a stated objective of investing primarily in: public high-yield corporate bonds (“junk bonds”) and broadly-syndicated loans, private middle market corporate loans, collateralized loan obligations, mortgage-backed securities, other asset-backed securities and/or real estate loans, (ix) have a six-month average daily market capitalization of greater than $100 million, and (x) have a six-month average daily trading volume greater than $750,000.

6.	Comment: Please state throughout the Fund’s registration statement that high yield bonds are also known as “junk bonds.”

Response: The Registrant has made the requested changes.

7.	Comment: Please disclose what is meant by “U.S.-listed” in the second sentence of the second paragraph in the “Principal Investment Strategies of the Fund” section of the Prospectus.

Response: The Index considers an eligible security to be “U.S.-listed” if it is listed and publicly traded on a major U.S. stock exchange. Accordingly, the Registrant has added the following disclosure in the “Principal Investment Strategies of the Fund” section of the Prospectus (new language in bold).

The Index is comprised of registered closed-end investment companies (“CEFs”), including CEFs that have elected to be regulated as “business development companies” (“BDCs” and together with CEFs, the “Underlying Funds”) under the Investment Company Act of 1940, as amended (the “1940 Act”), and real estate investment trusts (“REITs” and, together with Underlying Funds, the “Vehicles”) that are listed and publicly traded on a major U.S. stock exchange.

8.	Comment: Please describe what is meant by a “permanent capital structure” in the third paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus.

Response: The Registrant has revised the description of “permanent capital structure” as noted in its response to Comment 5.

9.

Comment: Please explain why agency real estate debt such as residential and commercial mortgages guaranteed by a government-sponsored enterprise (e.g., Ginnie Mae or Fannie Mae) are considered to be a form of alternative credit.

Response: The Index provides diversified exposure to various alternative credit sectors, including agency real estate debt, which refer to asset types beyond traditional fixed income sources. Agency real estate debt is simply one of the alternative sources that the Index seeks to include based on its classification of the investment holdings of the Vehicles.

10.	Comment: Please disclose if the Index concentrates in a particular industry and, if so, then include the associated risks.

Response: The Registrant notes that the Fund will concentrate to approximately the same extent that the Fund’s underlying Index concentrates in the securities of a particular industry or group of industries. As of March 22, 2021, the Index did not concentrate in any industry.

11.

Comment: In the “CEF and BDC Investing Risk” in the “Principal Risks of Investing in the Fund” section of the Prospectus, please also disclose what types of investment vehicles CEFs and BDCs will invest in (e.g., collateral loan obligations, senior loans etc.).

Response: As set forth in the Fund’s principal investment strategy, to be eligible for inclusion in the Index, CEFs and BDCs must “have a stated objective of investing primarily in: public high-yield corporate bonds (“junk bonds”) and broadly-syndicated loans, private middle market corporate loans, collateralized loan obligations, mortgage-backed securities, other asset-backed securities and/or real estate loans.” Risks related to these underlying securities are set forth in the sub-risks under “Investments in Underlying Funds Risk.” Accordingly, the Registrant has not added this list of underlying securities to the description of the “CEF and BDC Investing Risk.”

12.

Comment: The last sentence of the “CEF and BDC Investing Risk” in the “Principal Risks of Investing in the Fund” section of the Prospectus states that: “A significant portion of a BDC’s investments are recorded at fair value as determined by its board of directors, which may potentially result in material differences between a BDC’s NAV and its market price.” Please explain how the BDC’s NAV and market price would adversely affect the price of the Fund.

Response: The Registrant has added the following disclosure:

As a result, shares of BDCs may trade at a discount from their NAV. There can be no assurance that the market discount on shares of any BDC purchased by the Fund will ever decrease. In fact, it is possible that this market discount may increase, and the Fund may suffer realized or unrealized capital losses due to further decline in the market price of the securities of such BDC, thereby adversely affecting the Fund’s NAV.

13.	Comment: In the “Principal Risks of Investing in the Fund” section of the Prospectus, please make the “Interest Rate Risk” more prominent since the Fund invests in credit instruments.

Response: The Registrant has made the requested change.

14.

Comment: Similar to Comment 6 above, in the “Principal Risks of Investing in the Fund” section of the Prospectus, please include a reference to “junk bonds” in the “Investments in Underlying Funds Risk - High Yield Securities Risk.” Additionally, if the Fund invests significantly in high yield securities, please make this risk more prominent.

Response: The Registrant has made the requested revision.

* * * * *

Sincerely,

/s/ Ryan Louvar
Ryan Louvar, Esq.
Secretary

cc:	Joanne Antico (WisdomTree)

W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)

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